OLD MUTUAL ABSOLUTE RETURN INSTITUTIONAL FUND, L.L.C.
                           c/o Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                            Rye Brook, New York 10573

                                  July 28, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz


                  Re: Old Mutual Absolute Return Institutional Fund, L.L.C.
                      (the "Registrant")
                      REGISTRATION FILE NO. 333-139654

Dear Mr. Grzeskiewicz:

                  Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 29, 2009 or as soon as practicable thereafter.

                  Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                        OLD MUTUAL ABSOLUTE RETURN INSTITUTIONAL
                                        FUND, L.L.C.


                                        By: /s/  Ross Weissman
                                            ------------------------------
                                            Name:  Ross Weissman
                                            Title: Chief Financial Officer

                                        OLD MUTUAL INVESTMENT PARTNERS


                                        By: /s/ James Lummanick
                                            ------------------------------
                                            Name:   James Lummanick
                                            Title:  Senior Vice President